DJO, LLC
A DJO Global Company
April 20, 2015	1430 Decision Street
US Securities and Exchange Commission 100 F Street, N.E.	Vista, CA 92081-8553
Washington, DC 20549	T 800.321.9549
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran	DJOglobal.com
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that DJO Finance LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the three months ended March 28, 2015, which was filed with the Securities and Exchange Commission on April 20, 2015.

Respectfully submitted,

DJO Finance LLC

/s/ Donald M. Roberts
Name: Donald M. Roberts
Title: Executive Vice President & General Counsel